Schroder Investment Management North America Inc.
875 Third Avenue, New York, NY 10022-6225

February 28, 2007

Schroder Series Trust
875 Third Avenue (22nd Floor)
New York, New York 10022

Re: Fee Waivers and Expense Reimbursements

Dear Ladies and Gentlemen:

This is to inform you that we hereby agree, from April 1, 2007 until February
28, 2008, to reduce the compensation we are entitled to receive as investment adviser of Schroder Emerging Market Equity Fund and Schroder U.S. Small and Mid
Cap Opportunities Fund (and, if necessary, to pay other Fund expenses) to the extent that a Fund's total operating expenses (other than interest, taxes, and extraordinary expenses) attributable to its Investor Shares and Advisor Shares, but, for the avoidance of doubt, excluding any expenses incurred indirectly in connection with investments in other entities, exceed the following annual rates
(based on the average net assets of each Fund taken separately):

SCHRODER SERIES TRUST

                                       Investor Shares   Advisor Shares
                                       ---------------   --------------
Schroder Emerging Market Equity Fund         1.75%            2.00%
Schroder U.S. Small and Mid Cap              1.40%            1.65%
Opportunities Fund

Sincerely,

Schroder Investment Management
North America Inc.

By: /s/ Mark A. Hemenetz
    -------------------------------------
Name:  Mark A. Hemenetz
Title: Executive Vice President